

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via Facsimile
Eric Montandon
Chief Executive Officer and Director
WWA Group, Inc.
404 W. Powell Lane
Suite 303-304
Austin, Texas 78753

> **Re: WWA Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2011**
> **Filed August 31, 2011**
> **File No. 0-26927**

Dear Mr. Montandon:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   You disclose on pages 10, 12, 15, and elsewhere that you have been issued a pre-penalty notice by OFAC proposing a civil monetary penalty of $4,665,600, for engaging in transactions that have allegedly violated U.S. economic sanctions related to Iran and Sudan. In the last paragraph on page 10 you state your belief that you are in compliance with all laws and regulations affecting your business, which would include the referenced economic sanctions. You further state your belief that such compliance "does not impose a material impediment on our ability to conduct business." To avoid any confusion or misunderstanding regarding the potential impact upon your operations of the monetary

penalty proposed by OFAC, in future filings please revise the paragraph to repeat the representation you make on page 12 that imposition of the monetary penalty could diminish your ability to continue as a going concern.

2.   In future filings please revise the heading of the first risk factor on page 12 to reflect the risk to your ability to continue as a going concern. Additionally, in future filings please revise the risk factor to discuss the potential risks to your reputation and share value arising from a finding of liability and imposition of a penalty by OFAC. Provide us the proposed language of the revised risk factor.

3.   You state on page 10 that since May 2007 you have enforced a strict policy of prohibiting the sale of equipment to any persons or companies that register to bid using addresses in Iran, Sudan, and Syria. Please discuss for us, in reasonable detail, the specific policies and/or procedures you have implemented and/or changed to comply with U.S. economic sanctions and export control regulations, and your assessment of the effectiveness of such policies and/or procedures so far.

4.   You state on pages 15 and F-18 that you have responded to OFAC's pre-penalty notice and that you are currently in discussion with OFAC. Please tell us the current status of your dealings with OFAC, and confirm to us that you will disclose any material developments, proceedings or settlements with OFAC regarding this matter.

Item 1. Business, page 3

5.   Please consider disclosing your internet address, www.wwagroup.com. Refer to Item 101(h)(5)(iii) of Regulation S-K.

Patents, Trademarks, Licenses Franchises, Concessions, Royalty Agreements and Labor Contracts, page 9

6.   We note your reference elsewhere in your annual report that you own proprietary on-line auction system software. Disclose what protections, if any, you have for such software.

Governmental and Environmental Regulation, page 10

Climate Change Legislation and Greenhouse Gas Regulation, page 11

7.   Please revise your disclosure here and in the risk factor on page 13 to indicate how climate change legislation and greenhouse gas regulation impact your business.

Item 1A. Risk factors, page 11

8.   Please add a risk factor regarding your auditor's going concern opinion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

9.   We believe that your disclosure could be enhanced by providing an overview that provides a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

- An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

    An example of where you could elaborate is expanding the discussion of how management intends to market and build Asset Forum's business and how the sale of World Wide will impact your prospective operations. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350, the latter available at http://www.sec.gov/rules/interp/33-8350.htm.

Discussion and Analysis, page 17

10.   Please revise your disclosure to indicate whether you will receive a management fee for the management of World Wide during the period through April 30, 2011.

Liquidity and Capital Resources, page 19

11.   Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends in your industry, as well as of recent trends and conditions in the economic environment, including the financial and credit markets. In this regard, clarify

what you mean when you refer to "near term" and your indication that you have insufficient cash to maintain operations.

Going Concern, page 22

12.   Please revise your disclosure to provide specific examples of the types of grants you might receive from financial or government institutions.

Item 8. Financial Statements and Supplementary Data, page 22

Audited Consolidated Statements of Income, page F-4

13.   It appears that your presentation of diluted earnings per share is anti-dilutive given that you reported basic losses per share for each year. Please refer to ASC 260 and revise your presentation accordingly.

Notes to Financial Statements, page F-7

Note A – Organization and Basis of Presentation, page F-7

14.   Please tell us your consideration of reporting the results of operations of World Wide Auctioneers, Ltd. and Crown Diamond Holdings Ltd. as discontinued operations in accordance with ASC 205-20-45-3. In your response, please discuss whether the operations and cash flows of World Wide Auctioneers, Ltd. and Crown Diamond Holdings Ltd. are clearly distinguishable from the rest of the entity and why these businesses do not meet the conditions in ASC 205-20-45-1 for reporting as discontinued operations.

15.   We note your disclosure in the fourth paragraph that Assets Forum LLC is a wholly-owned subsidiary incorporated on January 7, 2010. We also note your disclosure in the first paragraph under "Results of Operations" on page 18 that you acquired a majority interest in Asset Forum during fiscal year 2010. Please reconcile these disclosures. In addition, if you acquired a majority interest in Asset Forum LLC during 2010, please tell us the terms of the acquisition, how you accounted for the acquisition and the non-controlling interest and your consideration of providing the disclosures required by ASC 805-10-50, ASC 805-20-50 and 805-30-50, the financial statements required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X.

Investment in Related Party, page F-10

16.   We note that the 2010 impairment charge is separately disclosed in the statements of cash flow. Please tell us how the 2009 impairment charge is classified in the statements of cash flow.

Revenue Recognition, page F-10

17.   We note your disclosure in the first paragraph that revenues from sales of equipment originate from the auctioned sale of equipment inventory owned by you and are recognized when the auction is completed, the equipment has been delivered to the purchaser and collectability is reasonably assured. We also note your disclosure in the third paragraph that revenues from sales of equipment originate from the auctioned and private sale of equipment inventory and are recognized when the sale has been invoiced and collectability is reasonably assured. Please reconcile these disclosures or otherwise advise why the policy disclosed in the third paragraph complies with GAAP. Refer to ASC 605.

Note E – Investments, page F-13

Investment in Equity Interest, page F-13

18.   Please tell us whether the gain or loss on your equity method investment includes your share of the earnings (losses) of the investee as well as gains and losses from the investee's share issuance disclosed in the first paragraph and the impairment charges related to your investment in related party disclosed on page F-10. Please also tell us your consideration of disclosing the amounts of your share of the earnings or losses from the investment and the gain or loss recognized from the investee's share issuance.

19.   Please tell us your consideration of disclosing the aggregate value based on quoted market price and summarized information as to assets, liabilities and results of operations of Infrastructure in accordance with ASC 323-10-50-3. In addition, given the significance of the investment please tell us your consideration of providing the financial statements of Infrastructure.

20.   Please tell us whether you discontinued the equity method of accounting as of the date your ownership interest in Infrastructure fell below the 20% level. If not, please tell us why you believe that you have the ability to exercise significant influence over the investee after your ownership interest fell below the 20% level and why the investment should not be accounted for as an available for sale security. Refer to ASC 323-10-15.

Note F – Notes Receivable, page F-14

21.   We note your disclosure in Form 10-Q filed May 16, 2011 that you recognized an impairment loss on the note receivable from Intelspec as a result of its historical inability to pay amounts due and an impairment loss on the notes receivable from your Australian customers due to their insolvency. Please tell us how you evaluated these notes for impairment at year end and why the notes are not impaired at December 31, 2011. Please refer to and address the guidance in ASC 310-10-35.

Note J – Income Taxes, page F-17

22.   Please tell us your consideration of disclosing the significant components of income tax expense for each year presented in accordance with ASC 740-10-50-9 and providing a reconciliation of income tax expense attributable to continuing operations to the amount of income tax expense that would result from applying the domestic federal statutory tax rates to pretax loss from continuing operations in accordance with ASC 740-10-50-12.

Note L – Commitments and Contingencies, page F-18

Contingencies, page F-18

OFCQ Pre-penalty Notice, page F-18

23.   Please tell us how you assess the degree of probability of an unfavorable outcome at each balance sheet date and your ability to make a reasonable estimate of the amount of loss. Please also tell us your consideration of the recognition requirements provided in ASC 450-20-25-2 regarding the loss contingency.

Note M – Segment Information, page F-19

24.   Please tell us your consideration of providing information about geographic areas in accordance with ASC 280-10-50-41. In addition, please provide a reconciliation of property and equipment acquisitions to the corresponding consolidated amount disclosed in the statements of cash flow.

Item 10. Directors, Executive Officers, and Corporate Governance, page 24

25.   Please provide the principal business of the employers in the biographies of Mr. Naswa and Mr. Saxena. See Item 401(e)(1) of Regulation S-K.

26.   Please disclose the information required regarding board qualifications, diversity, the board's leadership structure, and role in risk oversight. See Item 407(c) and (h) of Regulation S-K.

Compliance with Section 16(A) of the Exchange Act, page 26

27.   For each person identified, please disclose the number of transactions that were not timely reported, the number of late reports, and the number of transactions that were not reported on a timely basis. Refer to Item 405 of Regulation S-K.

Exhibits

28.   Please provide an exhibit showing your subsidiaries, if any, as required by Item 601(b)(21) of Regulation S-K.

Signatures, page 31

29.   Please confirm that Mr. Montandon signed in his capacity as principal executive officer and that Mr. Naswa signed in his capacity as principal financial officer. Please include those titles in future filings. See General Instruction D(2)(a) of Form 10-K.

10-Q/A for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements, page 3

30.   Please address the above comments to the extent applicable. Refer to the disclosure requirements of Rule 10 of Regulation S-X.

Notes to Consolidated Financial Statements, page 7

Note C – Summary of Significant Accounting Policies, page 7

Basis of Presentation, page 8

31.   Please include a statement that the unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of operations for the interim periods. Please also disclose that all such adjustments are of a normal recurring nature or describe the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results reported.

Note D – Non-Current Notes Receivable, page 10

32.   Please tell us how you accounted for the loan modification and computed the amount of the loss recognized. Please also tell us why your accounting complies with the guidance in ASC 310-40-35 or tell us why the modification should not be accounted for as a troubled debt restructuring.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief